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Exhibit 20.1

FOR IMMEDIATE RELEASE

      SA TELECOMMUNICATIONS RECEIVES PUC APPROVAL TO RESELL
      SOUTHWESTERN BELL'S LOCAL TELEPHONE SERVICE IN TEXAS

DALLAS, TEXAS, May 23, 1996 -- SA Telecommunications, Inc. (NASDAQ-
STEL) through its operating subsidiary, U.S. Communications, Inc., was granted a Service Provider Certificate of Operating Authority by the Public Utility Commission (PUC) of Texas to resell Southwestern Bell's local telephone (LEC) service, an important complement to SA Telecommunications, Inc. offerings of switched long distance and other advanced voice and data services.

"This action by the Commission greatly enhances our Company's ability to provide both local and long distance as well as other advanced services to our customers on a 'one stop-one bill' basis. We are excited about our company's ability to be among those that now offer both local and long distance service," said Jack W. Matz, Jr., Chairman and Chief Executive Officer of SA Telecommunications.

"SA Telecommunications is committed to playing a role in shaping the telecommunications market and delivering to our customers what they want - integrated, advanced, seamless telecommunications services from a single source. Our customers will benefit from this new round of competition in our industry, and we will continue to expand our offerings to allow our customers complete, efficient, economical, and effective solutions to their unique needs," said Matz.

SA Telecommunications also has applications pending to offer local exchange services in various other states throughout its service area.

SA Telecommunications, Inc. is a regionally based full service interexchange carrier serving primarily commercial accounts in the southwestern United States originating service over its own network facilities.

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     For more information contact:  Jack W. Matz, Chief
     Executive Officer, SA Telecommunications, Inc.
     Tel. 214-690-5888, Fax 214-889-1543